SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 5, 2004

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:

Investor Relations ICOS Vision Systems Corporation NV Tel: 32 16 398 220 Investor.relations@icos.be	Jody Burfening Lippert/Heilshorn & Associates, Inc. 212-838-3777 (ext. 6608) iodv@lhai.com

ICOS Vision Systems Receives Order for its FTI Systems Valued at Approximately 10.3

Million Euro

- Largest Order Ever Received for Inspection Machines -

Heverlee, Belgium, February 27, 2004 — ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a leading supplier of inspection solutions for the semiconductor industry, has received an order worth approximately 10.3 million Euro for a number of its flexible tape inspection (FTI) systems from a world-leading manufacturer of flexible tapes. Deliveries of the systems are expected to be made throughout the remainder of 2004.

ICOS’ Flexible Tape Inspection (FTI) system inspects Tape Automated Bonding (TAB) tape, Chip On Film (COF) tape and Tape Carrier Packages (TCP) components. TAB and COF tapes provide flexible interconnects and are used extensively in several high growth applications, like flat panel displays and advanced packaging. The company developed the flexible tape inspection system as part of its long-term strategy to penetrate new package processing segments where there are prospects for growth.

“This order, the largest ICOS has ever received for inspection machines, illustrates the traction we are gaining for one of our newest product lines, the FTI systems, as semiconductor manufacturers replace human inspectors with automated inspection,” said Anton DeProft, president and chief executive officer. “It also underscores the potential we see for FTI to become our second largest contributor to revenue in 2004, growing from only a few hundred thousand Euros in 2003, and clearly establishes our leadership position in this emerging segment.”

About ICOS

ICOS is a leading worldwide developer and supplier of inspection equipment, primarily for the semiconductor packaging industry. The company believes to have the most comprehensive line of 2D and 3D inspection solutions for its target markets. ICOS has three product lines; its stand-alone inspection equipment performs the final outgoing inspection and taping of various types of semiconductor components and its board-level and system-level OEM inspection systems are integrated at various stages of the semiconductor packaging process and in electronic assembly equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore and Hong Kong.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release are forward-looking statements, including statements about the Company’s plans, objectives, expectations and intentions. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. The Company’s ongoing business are also subject to risks referred to in its most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.ICOS.be

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: March 5, 2004	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President